Exhibit 3.1

AMENDMENTS

TO THE

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

UNION ACQUISITION CORP. II

UNION ACQUISITION CORP. II

(the “Company”)

RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

RESOLVED, as a special resolution, that article 48.6(a) of the Amended and Restated Memorandum and Articles of Association of the Company be deleted and replaced as follows:

“(a) the Company does not consummate a Business Combination by 24 months after the closing of the IPO, or such later time as the Members may approve in accordance with the Articles, the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund (less up to US$100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then issued Public Shares, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.”